UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

i2 Telecom International, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Warrants to Purchase Common Stock, no par value
(Title of Class of Securities)

45070D 200

(CUSIP Number of Class of Securities)

Paul R. Arena
Chief Financial Officer
5070 Old Ellis Pointe,
Suite 110
Roswell, GA 30076
(404) 567-4750
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Richard F. Dahlson
Jackson Walker L.L.P.
901 Main Street, Suite 6000
Dallas, Texas 75202
(214) 953-6000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$222,304.91	$12.41

*
Estimated for purposes of calculating the amount of the filing fee only. The amount assumes that warrants to purchase 22,230,491 shares of Common Stock of i2 Telecom International, Inc. having an aggregate value of $222,304.91 will be exchanged pursuant to this offer. The aggregate value of such warrants was calculated in accordance with Rule 0-11(a)(4) of the Securities Exchange Act of 1934.

**
Estimated for purposes of calculating the amount of the filing fee only. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 and equals $55.80 per $1,000,000.00 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ 12.41	Filing Party: i2 Telecom International, Inc.

Form or Registration No.: Schedule TO-I	Date Filed: July 1, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”), filed with the Securities and Exchange Commission (the “Commission”) on July 1, 2009, by i2 Telecom International, Inc., a Washington corporation (the “Company”), in connection with an offer (the “Offer”) by the Company to its warrant holders to exchange their outstanding warrants (“eligible warrants”) to purchase the Company’s Common Stock, no par value per share (“Common Stock”), for unregistered shares of our Common Stock (“restricted shares”) or for repricing of the exercise price.  The terms and conditions of the Offer are set forth in the Offer to Exchange Warrants for Shares of Common Stock or for Repricing (as supplemented or amended, the “Offer to Exchange”) and the accompanying Letter of Transmittal, which, as amended and supplemented from time to time, are filed as exhibits (a)(1) and (a)(2), respectively, to the Schedule TO.

All information in the Offer to Exchange, including all schedules and annexes thereto, which was previously filed with the Schedule TO, is hereby expressly incorporated by reference in this Amendment No. 3 in response to all items required in the Schedule TO, except that such information is hereby amended and restated to the extent specifically provided for herein.  All capitalized terms used in this Amendment No. 3 and not otherwise defined have the respective meaning ascribed to them in the Offer to Exchange as amended or supplemented.

This Amendment No. 3 is being filed for the purpose of amending and supplementing the “Withdrawal Rights”, “Conditions of the Offer”, “Forward Looking Statements” and “Miscellaneous” sections of the Offer to Exchange.

The Offer to Exchange is hereby amended and supplemented as follows:

1.	The second sentence of the answer to Question 17 on page 4 of the Offer to Exchange is deleted in its entirety.

2.	The first three sentences of the third paragraph in Section 4 - “Withdrawal Rights” on page 13 of the Offer to Exchange are deleted in their entirety.

3.
The fourteenth bullet point in Section 6 - “Conditions of the Offer” on page 15 of the Offer to Exchange relating to “any significant decrease or increase in the market price of the shares of our Common Stock” is deleted in its entirety and replaced with the following:

“any increase in the market price of the shares of our Common Stock by 200% or more”

4.	The last paragraph under the Section 17 - “Forward-Looking Statements” on page 25 of the Offer to Exchange is hereby amended by replacing such paragraph in its entirety with the following:

“We caution you not to place undue reliance on the forward-looking statements contained in this offering document, in our Annual Report on Form 10-K  for the year ended December 31, 2008 or on our quarterly report on Form 10-Q for the period ended March 31, 2009. In addition, the safe harbor protections for forward-looking statements contained in the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, do not apply to any forward-looking statements we make in connection with the Offer, including forward-looking statements from our Form 10-K for the year end December 31, 2008 or on our quarterly report on Form 10-Q for the period ended March 31, 2009, which are incorporated herein by reference.”

5.           The first paragraph under Section 18 -“Miscellaneous” on page 25 of the Offer to Exchange is hereby deleted in its entirety.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

I2 TELECOM INTERNATIONAL, INC.

By:	/s/ Paul R. Arena

Name:	Paul R. Arena

Title:	Chief Financial Officer

Date:	July 13, 2009

EXHIBIT INDEX

Exhibit
Number	Exhibit Name
(a)(1)*	Offer to Exchange Warrants for Shares of Common Stock or for Repricing, dated July 1, 2009

(a)(2)*	Form of Letter of Transmittal

(a)(3)*	Form of Withdrawal Letter

(a)(4)*	Email to Eligible Participants, dated July 1, 2009

(a)(5)*	Form of Participant Statement

(a)(6)*	Form of Email Confirmation of Receipt of Letter of Transmittal or Withdrawal Letter

(a)(7)*	Sticker to Offer to Exchange Warrants mailed to eligible participants on July 1, 2009

(d)(1)	Form of Promissory Note (Incorporated by reference to Exhibit (d)(1) to the Company’s Schedule TO, File/Film No. 005-57499/09920591, filed July 1, 2009.)

(d)(2)	Form of Non-Negotiable Secured Promissory Note (Incorporated by reference to Exhibit (d)(2) to the Company’s Schedule TO, File/Film No. 005-57499/09920591, filed July 1, 2009.)

(d)(3)
Form of Note Purchase Agreement and 6% Senior Secured Subordinated Convertible Senior Note (Incorporated by reference to Exhibit (d)(3) to the Company’s Schedule TO, File/Film No. 005-57499/09920591, filed July 1, 2009.)

(d)(4)	Form of Non-Negotiable Secured Promissory Note (Incorporated by reference to Exhibit (d)(4) to the Company’s Schedule TO, File/Film No. 005-57499/09920591, filed July 1, 2009.)

(d)(5)	Form of Warrant (without cashless exercise provisions) (Incorporated by reference to Exhibit (d)(5) to the Company’s Schedule TO, File/Film No. 005-57499/09920591, filed July 1, 2009.)

(d)(6)	Form of Warrant (with cashless exercise provisions) (Incorporated by reference to Exhibit (d)(6) to the Company’s Schedule TO, File/Film No. 005-57499/09920591, filed July 1, 2009.)

(d)(7)	Form of Stock Option Agreement (Incorporated by reference to Exhibit (d)(7) to the Company’s Schedule TO, File/Film No. 005-57499/09920591, filed July 1, 2009.)

(d)(8)
Purchase Agreement between Bruce Friedman and i2 Telecom International, Inc., dated May 9, 2008 (Incorporated by reference to Exhibit (d)(8) to the Company’s Schedule TO, File/Film No. 005-57499/09920591, filed July 1, 2009.)

(d)(9)
Employment Agreement, dated April 20, 2009, by and between the Company and Andrew L. Berman. Represents an executive compensation plan or arrangement. (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed April 24, 2009.)

(d)(10)
Employment Agreement, dated April 20, 2009, by and between the Company and Paul R. Arena. Represents an executive compensation plan or arrangement. (Incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed April 24, 2009.)

(d)(11)
Employment Agreement, dated April 20, 2009, by and between the Company and Christopher R. Miltenberger. Represents an executive compensation plan or arrangement. (Incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed April 24, 2009.)

(d)(12)
Employment Agreement, dated April 20, 2009, by and between the Company and Douglas F. Bender. Represents an executive compensation plan or arrangement. (Incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed April 24, 2009.)

(d)(13)	Form of Warrant (Incorporated by reference to Exhibit 4.60 to the Company’s Current Report on Form 8-K filed May 8, 2009.)

(d)(14)	Form of Subscription Agreement (Incorporated by reference to Exhibit 4.60 to the Company’s Current Report on Form 8-K filed May 8, 2009.)

(d)(15)	Form of Registration Rights Agreement (Incorporated by reference to Exhibit 10.04 to the Company’s Current Report on Form 8-K filed May 4, 2009.)

(d)(16)	Warrant (Incorporated by reference to Exhibit 4.01 to the Company’s Current Report on Form 8-K filed June 10, 2009.)

(d)(17)	Amended and Restated Warrant (Incorporated by reference to Exhibit 4.02 to the Company’s Current Report on Form 8-K filed June 10, 2009.)

(d)(18)	Subscription Agreement (Incorporated by reference to Exhibit 10.01 to the Company’s Current Report on Form 8-K filed June 10, 2009.)

(d)(19)	Exchange Agreement (Incorporated by reference to Exhibit 10.02 to the Company’s Current Report on Form 8-K filed June 10, 2009.)

(d)(20)
i2 Telecom International, Inc. Amended and Restated 2004 Incentive Stock Option Plan (Incorporated by reference to Exhibit 4.1 to the Company’s Post-effective Amendment No. 3to Form S-8 Registration Statement, filed with the Commission on June 25, 2009)

(d)(21)	Amendment to Employment Agreement with Andrew L. Berman (Incorporated by reference to Exhibit 10.03 to the Company’s Current Report on Form 8-K filed June 29, 2009.)

(d)(22)	Amendment to Employment Agreement with Paul R. Arena (Incorporated by reference to Exhibit 10.04 to the Company’s Current Report on Form 8-K filed June 29, 2009.)

(d)(23)	Amendment to Employment Agreement with Christopher R. Miltenberger (Incorporated by reference to Exhibit 10.05 to the Company’s Current Report on Form 8-K filed June 29, 2009.)

(d)(24)	Amendment to Employment Agreement with Douglas F. Bender (Incorporated by reference to Exhibit 10.06 to the Company’s Current Report on Form 8-K filed June 29, 2009.)

* Previously filed.